# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001104659-24-121221
Filed by CIK 0002042890
Persons authorized to receive notices and communications: ZEEKR Intelligent Technology, RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000, 86-400-003-6036

## Reporting persons
- Shufu Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,950,996,860; sole dispositive power 0; shared dispositive power 1,950,996,860; aggregate amount beneficially owned 1,950,996,860 (77.8% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 1,668,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely Automobile Holdings Limited, a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code '0175,' over which Shufu Li exercises control power, (ii) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (iii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Shufu Li disclaims beneficial ownership to the Ordinary Shares held by Luckview Group Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such Ordinary Shares. The beneficial ownership of Shufu Li in the Issuer with respect to Geely Automobile Holdings Limited and Luckview Group Limited is separately reported with a Schedule 13D (as amended) with the Securities and Exchange Commission.
  
  Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).
- Zhejiang Geely Holding Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Zhejiang Geely Holding Group Co., Ltd. ceased to beneficially own any Ordinary Shares of the Issuer. Therefore, the filing of this Amendment No. 1 (as defined below) constitutes an exit filing for Zhejiang Geely Holding Group Co., Ltd..
- Hainan Geely Investment Holding Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Hainan Geely Investment Holding Co., Ltd. ceased to beneficially own any Ordinary Shares of the Issuer. Therefore, the filing of this Amendment No. 1 (as defined below) constitutes an exit filing for Hainan Geely Investment Holding Co., Ltd..
- Geely International (Hong Kong) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following the completion of the Acquisition of ZEEKR Shares described in Item 3, Geely International (Hong Kong) Limited ceased to beneficially own any Ordinary Shares of the Issuer. Therefore, the filing of this Amendment No. 1 (as defined below) constitutes an exit filing for Geely International (Hong Kong) Limited.
- Ningbo Jikong Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 282,000,000; sole dispositive power 0; shared dispositive power 282,000,000; aggregate amount beneficially owned 282,000,000 (11.2% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (ii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd.
  
  Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.9% of the class)
  Comment: Each of row 8, 10 and 11 represents 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest.
  
  Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).
- GHGK Innovation Limited (CIK 0002042890): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.9% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after giving effect to the full exercise of over-allotment option).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Comment:
This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on November 21, 2024 (the "Statement") and is being filed by (i) Shufu Li, (ii) Zhejiang Geely Holding Group Co., Ltd., (iii) Hainan Geely Investment Holding Co., Ltd., (iv) Geely International (Hong Kong) Limited, (v) Ningbo Jikong Enterprise Management Co., Ltd., (vi) Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), and (vii) GHGK Innovation Limited (collectively, the "Reporting Persons") in respect of the ordinary shares, par value $0.0002 per share (the "Ordinary Shares"), of the Issuer.

This Amendment No. 1 is being filed to reflect the effect of the Acquisition of ZEEKR Shares described in the Statement. Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed to them in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

On November 14, 2024, a sale and purchase agreement was entered into between Geely International (Hong Kong) Limited and Luckview Group Limited (the "ZEEKR Sale and Purchase Agreement"), pursuant to which Geely International (Hong Kong) Limited agreed to sell and Luckview Group Limited agreed to purchase 300,000,000 Ordinary Shares for a consideration of US$806,100,000, or US$26.87 per ADS (reflecting the 15-day volume weighted average price per ADS on the New York Stock Exchange for the 15-trading day period ending on (and including) the last trading day immediately prior to the date of the ZEEKR Sale and Purchase Agreement) (such transaction, the "Acquisition of ZEEKR Shares"), subject to the terms and conditions set forth therein.

The Acquisition of ZEEKR Shares was completed on December 31, 2024.

The consideration of the Acquisition of ZEEKR Shares was funded by the internal cash reserve of Geely Auto and its affiliates.

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 is hereby amended and restated as follows:

The filing of this Amendment No. 1 constitutes an exit filing for Zhejiang Geely Holding Group Co., Ltd., Hainan Geely Investment Holding Co., Ltd. and Geely International (Hong Kong) Limited. On December 31, 2024, the date of completion of the Acquisition of ZEEKR Shares, Geely International (Hong Kong) Limited transferred 300,000,000 Ordinary Shares to Luckview Group Limited. Following the completion of the Acquisition of ZEEKR Shares, Luckview Group Limited holds, taking into account its existing beneficial ownership in the Issuer, 1,668,996,860 Ordinary Shares, representing approximately 66.6% of the issued and outstanding Ordinary Shares, calculated based on a total of 2,507,346,254 Ordinary Shares issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024, after giving effect to the full exercise of over-allotment option (or 62.8% of the Issuer's share capital on a fully diluted basis when taking into account the 150,000,000 Ordinary Shares reserved for the Issuer's 2021 Share Incentive Plan).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No.1, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No.1, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Acquisition of ZEEKR Shares was completed on December 31, 2024, after Geely International (Hong Kong) Limited transferred 300,000,000 Ordinary Shares to Luckview Group Limited. Following the completion of the Acquisition of ZEEKR Shares, each of Geely International (Hong Kong) Limited, Hainan Geely Investment Holding Co., Ltd. and Zhejiang Geely Holding Group Co., Ltd. ceased to be the beneficial owner of 5% or more of the Issuer's Ordinary Shares.

## Signatures
- Shufu Li: /s/ Shufu Li, Shufu Li (01/03/2025)
- Zhejiang Geely Holding Group Co., Ltd.: /s/ Shufu Li, Shufu Li/Director (01/03/2025)
- Hainan Geely Investment Holding Co., Ltd.: /s/ Donghui Li, Donghui Li/Legal Representative (01/03/2025)
- Geely International (Hong Kong) Limited: /s/ Shufu Li, Shufu Li/Director (01/03/2025)
- Ningbo Jikong Enterprise Management Co., Ltd.: /s/ Donghui Li, Donghui Li/Legal Representative (01/03/2025)
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): /s/ Donghui Li, Donghui Li/Legal Representative of General Partner (01/03/2025)
- GHGK Innovation Limited: /s/ Shufu Li, Shufu Li/Director (01/03/2025)